UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Commission File: 333-06552

PRESS RELEASE

Tembec to write down its investment in Gaspesia Papers

TEMBEC INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

PRESS RELEASE                                                              FOR IMMEDIATE RELEASE

Tembec to write down its investment in Gaspesia Papers

Temiscaming, February 25, 2004 - Tembec announced today that its current quarter results will include an unusual charge of $36.8 million relating to the write-down of its investment in the Gaspesia Papers Limited Partnership. The charge is the result of the recent decision made by the partners to halt work on the project and seek creditor protection. The charge includes the write-down of the original investment of $35.0 million and a provision of $1.8 million for the non-recovery of expenses incurred as part of service agreements with Gaspesia Papers Limited Partnership. As the majority of the unusual charge is a capital loss, only $0.6 million has been recognized as a tax offset. The after-tax impact will be $36.2 million or $0.42 per share.

Frank A. Dottori, Tembec President and CEO, said that "today's announcement is based on a critical evaluation of monies spent to date, the current project status and estimated cost to complete. Based on these factors and the need for the Company to manage its cash requirements relative to its core business, Tembec is unable to commit further financial resources to this project under the current circumstances."

Tembec has also indicated to its partners and the Government of Quebec that the Company is prepared to constructively participate in a reconfigured project where additional project financing does not involve a direct commitment of funds from Tembec. In the event this is not possible, Tembec is committed to making an orderly exit from the project and will offer assistance to the current project partners or new participants to ensure an effective transition.

Tembec is a leading integrated forest products company well established in North America and France, with sales of approximately $4 billion and some 11,000 employees. Tembec's common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

Contacts:

Michel Dumas
Executive Vice President, Finance and Chief Financial Officer
Tel.: (819) 627-4268

Pierre Brien
Director, Investor Relations and Public Affairs
Tel.: (819) 627-4387

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

Claude Imbeau_________________________
Vice-President, General Counsel and Secretary

Date: March 5, 2004